EXHIBIT 99.1

GOLD STANDARD ANNOUNCES C$20.0 MILLION BOUGHT DEAL FINANCING

February 1, 2018 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV, NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters, under which the underwriters have agreed to buy on a bought deal basis 9,756,100 common shares (“Common Shares”) at a price of C$2.05 per Common Share (“Offering Price”) for gross proceeds of approximately C$20 million (the “Public Offering”). The Company has granted the underwriters an option for a period of 30 days following closing to purchase from the Company up to an additional 1,463,415 Common Shares at the Offering Price. The Public Offering is expected to close on or about February 22, 2018 and is subject to Gold Standard receiving all necessary regulatory approvals.

Concurrent with the Public Offering, Goldcorp (TSX: G; NYSE: GG) will complete a non-brokered private placement (the “Private Placement”) at the Offering Price pursuant to which Goldcorp will increase their ownership position in Gold Standard to 9.99%. OceanaGold (TSX: OGC; ASX: OGC) has the right to either maintain their current ownership position of approximately 15.8% or acquire up to a 19.9% ownership position in Gold Standard. OceanaGold has been provided notice of the Public Offering and Private Placement.

The net proceeds of the Public Offering and the Private Placement will be used for continued exploration and early-stage development at the Company’s 100% owned Railroad-Pinion Project and for working capital purposes.

The Common Shares offered pursuant to the Public Offering will be offered by way of a short form prospectus in British Columbia, Alberta and Ontario and may also be offered by way of private placement outside of Canada. The Common Shares purchased pursuant to the Private Placement will be subject to a statutory hold period in Canada of four months plus one day from the closing of the Private Placement.

The Company will apply to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and the NYSE AMERICAN LLC (the “NYSE AMERICAN”). Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE AMERICAN.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit has a mineral resource estimate prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Mineral Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. The Dark Star deposit, 2.1 km to the east of Pinion, has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Mineral Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Mineral Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com